NO ACT

PE
12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035309

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-23-09

Linda M. Cuny-Smith
Senior Counsel, Corporate Law
Sempra Energy
101 Ash Street, HQ13D
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated December 24, 2008

Dear Ms. Cuny-Smith:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposal submitted to Sempra by Ray T. Chevedden. We also have received letters on the proponent's behalf dated January 16, 2009, January 19, 2009, February 2, 2009, and February 3, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 24, 2008

The proposal requests that the board of directors take the necessary steps to reincorporate the company in North Dakota with articles of incorporation that provide that the company is subject to the North Dakota Publicly Traded Corporations Act.

We are unable to concur in your view that Sempra may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Sempra may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Sempra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Sempra Energy (SRE)
Rule 14a-8 Proposal by Ray T. Chevedden
Reincorporation

Ladies and Gentlemen:

This responds to the misleading and conflicted December 24, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act.

There is a misleading conflict between the name of the proponent in the title line of the first page of the no action request and the name of the proponent, Ray T. Chevedden, in the associated company exhibit of the rule 14a-8 proposal (attached).

Thus this no action request should be summarily rejected as misleading.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

[SRE: Rule 14a-8 Proposal, November 26, 2008, Modified December 16, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance:

- Our directors had 13 seats on boards rated "D" by The Corporate Library:
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Sempra Energy (SRE)
Rule 14a-8 Proposal by Ray T. Chevedden
Reincorporation

Ladies and Gentlemen:

This responds to the misleading and conflicted December 24, 2008 no action request received from Gibson, Dunn & Crutcher regarding this rule 14a-8 proposal with the following text (emphasis added):

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- ***There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.***
- ***Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.***
- ***The board of directors could not be classified.***
- ***The ability of the board to adopt a poison pill would be limited.***
- ***Shareowners would vote each year on executive pay practices.***

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The full text of this proposal is also included – without the tire-tread marks in the company exhibit. Such tire-tread marks are typically associated with Gibson, Dunn & Crutcher no action request exhibits in the 2009 proxy season.

There is a misleading conflict between the name of the proponent in the title line of the first page of the no action request and the name of the proponent, Ray T. Chevedden, in the associated company exhibit of the rule 14a-8 proposal (attached).

Thus this no action request should be summarily rejected as misleading.

This is serious since, based on the false and misleading identification information in the company no action request, the permanent records of the Securities and Exchange Commission could henceforth permanently replicate this false and misleading information. Thus in coming years both the Staff and proponents, not familiar with the background of such false and misleading company information, will rely on such false and misleading information in issuing Staff Response Letters and in drafting the proponent's response to company no action requests.

This deceptive company identification practice can also increase the time for the Staff to match incoming proponent responses to no action requests.

The company rule 14a-8(c) objection appears defective under the company headings of I.A. on page 3 and I.B on page 5. The company failed to notify the shareholder party adequately of a rule 14a-8(c) question in advance of submitting its no action request. Rule 14a-8 requires the company to "provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);"

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

> C. What are common issues regarding companies' notices of defect(s)?
>
> 1. How should companies draft notices of defect(s)?
>
> We put forth the following guidance in SLB No. 14 for companies to consider when drafting letters to notify shareholder proponents of eligibility or procedural defects:
>
> ***provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);***

The attached company December 2, 2008 letter only contains generalized information such as "if you do not reduce the number of your proposal to one ..." There is not even an indication of whether the company considers the number of proposal submitted to be two, three or more.

In regard to the company Rule 14a-8(i)(11) objection the company provides no precedent of a rule 14a-8 proposal being excluded where the proposals failed to be mutually duplicative on four or more points. Clearly the Shareholder Say on Executive Pay proposal does not completely duplicate the Reincorporate in a Shareholder-Friendly State proposal on four or more points.

For instance the company does not explain how Shareholder Say on Executive Pay would purported encompass:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.

• The ability of the board to adopt a poison pill would be limited.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

[SRE: Rule 14a-8 Proposal, November 26, 2008, Modified December 16, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance:

- Our directors had 13 seats on boards rated "D" by The Corporate Library:
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Sempra Energy (SRE) – Gibson, Dunn & Crutcher Rule 14a-8 No Action Request
Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi

Ladies and Gentlemen:

This is in response to the December 29, 2008 no action request received from Gibson, Dunn & Crutcher (according to the attached envelop addressed to the undersigned) regarding the proposals by Ray T. Chevedden and Chris Rossi.

The company appears to have implicitly acknowledged that Ray T. Chevedden and Chris Rossi are the proponents of their respective proposals in the company December 24, 2008 no action request regarding the Reincorporation proposal by Ray T. Chevedden. In the context of these two separate proposals the company claimed on December 24, 2008 that Ray T. Chevedden's proposal should be excluded because the proposal of "another proponent" [Chris Rossi] was received first with the following words (emphasis added):
"Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it 'substantially ***duplicates another proposal previously submitted to the company by another proponent*** that will be included in the company's proxy materials for the same meeting.' "

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Sempra Energy (SRE)
Rule 14a-8 Proposal by Ray T. Chevedden
Reincorporation

Ladies and Gentlemen:

This responds to the December 24, 2008 no action request received from Gibson, Dunn & Crutcher which was based in part on an incomplete company notice of claimed issues.

In regard to the company Rule 14a-8(c) objection of purportedly two proposals the company does not explain the advantage or viability to the company from a shareholder perspective of being incorporated in California and at the same time being subject to the North Dakota Publicly Traded Corporation Act. Nor does the company explain the advantage or viability from a shareholder perspective of the company being incorporated in North Dakota and not being subject to the North Dakota Publicly Traded Corporation Act. The company is potentially taking the position that a shareholder must submit a doomed proposal on one of two aspects of a single unified topic.

Or in this case the company may need to claim or acknowledge that under its concept, two shareholders would need to cooperate simultaneously to put forth a single viable concept represented by two rule 14a-8 mini-proposals. And the company has not stated if, for example, a proposal that called for reincorporation in North Dakota only was in its definitive proxy, that the company would forgo making any objection that it was not advantageous without the company being subject to the North Dakota Publicly Traded Corporation Act or vice versa.

As for mini-proposal viability the company does not give reasons that if this single proposal was separated that the separate parts would likely garner more or less shareholder votes than the single submitted proposal.

The reason the company introduces *Pacific Enterprises* (Feb. 19, 1998) is not clear because Pacific Enterprises does not involve reincorporation in another state. Pacific Enterprises concerned the Council of Institutional Investors Bill of Rights. There is no indication that the Council of Institutional Investors is, was or could seek authority to incorporate companies in preference to companies incorporating under the laws of one of the 50 states.

Significantly the company does not claim that reincorporation in Delaware from Ohio involves only one change in corporate governance in its citing of *Consergys Corp.* (Dec. 29, 2006). And the reincorporation proposal won an outstanding 59% support level at the Consergys 2007 annual meeting.

In regard to the company Rule 14a-8(i)(11) objection the company provides no precedent of a rule 14a-8 proposal being excluded where the proposals failed to be mutually duplicative on four or more points. Clearly the Shareholder Say on Executive Pay proposal does not completely duplicate the Reincorporate in a Shareholder-Friendly State proposal on four or more points.

For instance the company does not explain how Shareholder Say on Executive Pay would purportedly encompass:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.

Consistent with the company position the company failed to show how a shareholder voting for the Shareholder Say on Executive Pay proposal could expect to be voting in support of:

- Proxy access.
- Shareowner reimbursement for proxy contest expenses.
- Declassified board.
- Poison pill limits.

The company December 24, 2008 no action request used the term "substantially duplicative" 8-times but does not explain how Shareholder Say on Executive Pay would duplicate the four above bullet-points that are part of the Reincorporation proposal.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Sempra Energy (SRE)
Rule 14a-8 Proposal by Ray T. Chevedden
Reincorporation

Ladies and Gentlemen:

The attached response to a no action request appears to make a number of key points that are relevant to this no action request particularly on the allegation of duplication.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Time Warner Inc.

Dear Sir/Madam:

I have been asked by the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Ursuline Sisters of Tildonk (U.S. Province), the Sisters of St. Dominic of Caldwell New Jersey and the Sisters of Charity of the Incarnate Word (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Time Warner Inc. (hereinafter referred to either as "TimeWarner" or the "Company"), and who have jointly submitted a shareholder proposal to TimeWarner, to respond to the letter dated January 9, 2009 (replacing an earlier letter dated December 31, 2008), sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which TimeWarner contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TimeWarner's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests TimeWarner's Board to adopt a policy that would permit shareholders to have a "say on pay".

RULE 14a-8(i)(11)

The Proposal Is Not Substantially (Nor Even Faintly) Duplicative of a Previously Submitted Proposal

The Proponents' shareholder proposal requests the Board to adopt a policy that would afford the shareholders an annual opportunity to cast an advisory, non-binding, vote on executive compensation via approval or not of a compensation resolution prepared by the management of the Company. In contrast, the so-called prior proposal of Mr. Filiberto (hereinafter referred to as the "so-called Prior Proposal") requests the Company to reincorporate in North Dakota.

We quite agree with the those parts of the Company's letter that describe the general purpose of Rule 14a-8(i)(11) and describe the Staff's quite sensible approach to applying that Rule:

> The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976. (At page 3, final paragraph.)
>
> Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "general thrust" or principle focus". (At page 4, final paragraph.)

Unfortunately, we differ sharply from the Company in applying the agreed upon standard. The Company contends that a proposal to have an annual "say-on-pay" vote has the same focus and thrust as a proposal that the Company reincorporate in North Dakota.

We submit that this is absurd on its face.

The Company relies on the fact that in the so-called Prior Proposal in one (out of five) paragraph of the supporting statement the proponent lists five benefits of incorporation in North Dakota, one of which is that shareholders would have a vote on executive pay practices, plus the fact that in another paragraph he lists "say on pay" as one of a number of benefits provided by the North Dakota statute. Thus, although the Resolve clause makes absolutely no mention of "say on pay" and the supporting statements contains a total of 12 words that mention say on pay (out of a total of 399 words in the supporting statement), the Company has the timidity to assert that "say on pay" is the principle thrust and focus of the so-called Prior Proposal. It could with equal (indeed, with greater) logic claim (based on a similar analysis) that the principal thrust was "proxy access" (60 words) or reimbursement of proxy fight expenses (51 words), or the poison pill (13 words). Although they each have a couple of fewer words devoted to them than "say on pay", under the Company's analysis such other topics as classified board and cumulative voting are also apparent candidates to be the principal thrust of the so-called Prior Proposal, if needed to make an (i)(11) argument.

Even if, going beyond the Company's own argument, one adds the words in that portion of the so-called Prior Proposal's fourth paragraph discussing those criticisms expressed by The Corporate Library that deal with TimeWarner's CEO pay, that would only increase the number of words devoted to some aspect of pay to 67, barely more than the words devoted to proxy access or reimbursement of proxy expenses. In this connection, please note that there is no overlap between the arguments made in the so-called Prior Proposal's supporting statement and the arguments made by the Proponents, since the Proponents' shareholder proposal makes no reference either to The Corporate Library's criticism of the Company or to the compensation of TimeWarner's CEOs.

The reason that these various topics, "say on pay", "proxy access", reimbursement of proxy expenses, classified board and cumulative voting all seem, if the Company's analysis is applied, to equally constitute the principal thrust of the proposal is that the Company's analysis is simply wrong. Each of these topics, including "say on pay", is merely a subsidiary argument buttressing the main argument made in the so-called Prior Proposal, namely that the Company's corporate governance would be improved if it reincorporated in North Dakota. Thus, both the supporting statement and the resolve clause of the so-called Prior Proposal have but a single thrust and focus: the reincorporation of the Company in North Dakota. In contrast, the thrust of the Proponents' shareholder proposal is that the shareholders should have a "say on pay".

The no-action letters cited by the Company fail to support its argument that a "say on pay" proposal has the same thrust as does a reincorporation in North Dakota proposal. In each of the instances cited by the Company, it was abundantly clear that the two proposals at issue dealt with exactly the same topic. Thus in *International Paper Co.* (Feb. 19, 2008) both proposals would have substituted majority voting for the registrant's super-majority voting requirements. In *General Motors Corp.* (Apr. 5, 2007) both proposals would have caused the registrant to disclose annually its political contributions while in *Qwest Communications International, Inc.* (Mar. 8, 2006) both proposals would have had the registrant amend its bylaws to provide for majority voting in the election of directors. There was even less difference between the proposals in *PepsiCo Inc.* (Jan 31, 2008), where both proposals requested an advisory vote on executive compensation, including the CD&A report. Similarly, in *Merck & Co., Inc.* (Jan 10, 2006), both proposals called for limitations on the future granting of stock options, in *Constellation Energy Group* (Feb. 19, 2004) both proposals concerned equity based compensation for executives, and in *Wal-Mart Stores, Inc.* (Apr. 3, 2002) both proposals requested reports concerning gender equality. Finally, in *Pacific Gas & Electric Co.* (Feb. 1, 1993) a proposal to link the CEO's compensation to performance was deemed to have the same thrust as another proposal linking compensation to performance. Although in each of the letters cited by the Company there were minor differences between the two proposals, it was clear in each case that the underlying topic and concern were identical. This is clearly not so in the instant case where the so-called Prior Proposal has but a minor overlap with the Proponents' shareholder proposal and clearly was motivated by very different concerns.

Indeed, in one of the very no-action letters relied upon by the Company (*Pacific Gas & Electric Co.*, discussed above) the Staff rejected an additional (i)(11) claim (labeled as a (c)(11) claim under the Rules in effect in 1993) stating:

> The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

Thus, the Staff refused to deem a proposal (labeled the second proposal) calling for limiting the total compensation of executives to $400,000. to be substantially duplicative of a proposal limiting non-salary compensation. If the "thrust" of these two proposals were different, *a fortiori*, the thrust of the Proponents' proposal for an advisory vote on compensation differs from the thrust of a proposal to migrate the Company to North Dakota.

The refusal of the Staff in *Pacific Gas* to find the second proposal duplicative is hardly an aberration. For example, in *Ford Motor Company* (Mar. 3, 2008) the Staff deemed a proposal to limit total compensation to executives not to be duplicative of prior proposal to eliminate stock options to executives. See also *Ford Motor Company* (Mar. 14, 2005) (proposal to report on its lobbying against more stringent CAFÉ mileage standards not duplicative of prior proposal to report on how the registrant can reduce the greenhouse gas emissions of its cars and otherwise deal with greenhouse gas emissions regulation); *AT&T Corp.* (Feb. 2, 2005) (two letters (Domini and Calpers) each denying an (i)(11) claim when one of the proposals requested a policy of obtaining shareholder approval for any retirement plan that is available only to executives and the other proposed that shareholder approval be required for severance (golden parachute) payments); *Citigroup Inc.* (Feb. 7, 2003) (two proposals addressing climate change and the registrant's funding of environmentally damaging projects); *T. Rowe Price Group,*

Inc. (Jan. 17, 2003) (two proposals each dealing with accounting for stock options); AT&T Corp. (Jan. 31, 2001) (two proposals each dealing with option compensation).

We also note that in each and every no-action letter cited by the Company the Staff compared the Resolve Clauses and did not reference the supporting statement or the whereas clauses. In contrast, in the instant case the Company relies wholly on snippets from the supporting statement of the so-called Prior Proposal, while wholly ignoring that proposal's resolve clause.

Additionally, TimeWarner argues (2d paragraph, page 6 of its letter), in essence, that the two proposals at issue are inconsistent and that the Company would not know what to do if one passed and the other failed. Nothing could be further from the truth. If the so-called Prior Proposal failed and the Proponents' proposal passed, the will of the shareholders would be clear: they want a "say on pay" but not the general array of corporate governance change that a migration to North Dakota would entail (or maybe they are simply concerned that other factors, such as the lack of a judiciary as experienced in corporate matters as is the Delaware Chancery Court, militates against such a migration). Similarly, a shareholder might vote to reincorporate in North Dakota in order to obtain the corporate governance benefits of so doing, but prefer the general and rather vague provisions of Section 1, 10-35-12 of the North Dakota statutes (set forth on page 4 of the Company's letter) to the effect that shareholders will vote whether to accept a "report . . . on the compensation of the corporation's executive officers" in preference to the far more detailed prescription in the Proponents' proposal ("to ratify the compensation [in contrast to ratifying a report in North Dakota] of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation and Analysis)"). In short, if one proposal passed and the other failed, the Company would not be in any doubt whatsoever as to what course of action should be taken to implement the shareholders' will. Alternatively, if both proposals were to pass the Company would have no difficulty in implementing both simultaneously. The Company could reincorporate in North Dakota and obtain the benefits provided for in that state's incorporation law and in addition it could conduct annually the vote requested by the far more detailed Proponents' proposal. This circumstance would be no different than would be the case with respect to each and every North Dakota corporation in the (perhaps likely) event that either the Commission or the Congress mandates an annual "say on pay" vote. There would be no inconsistency between the North Dakota statutory requirement and a Congressionally mandated "say on pay" requirement.

Finally, the Company has failed to establish the prerequisite to any application of Rule 14a-8(i)(11) since it has not established that it will include a proposal that it received *prior* to the receipt of the Proponents' shareholder proposal. The Company's own no-action request letter states (page 3) that it received a proposal from Mark Filiberto (which it calls the "Prior Proposal") on December 3, replacing and revising an earlier proposal that had been submitted by that proponent on November 27. Since the deadline (per TimeWarner's 2008 proxy statement) for submitting shareholder proposals was December 3, the Company had no alternative but to accept the December 3 Filiberto proposal as constituting his actual proposal. However, since December 3 was subsequent to the date on which the Company had received the Proponents' shareholder proposal, namely, December 1, the Filiberto proposal, received on December 3, cannot possibly meet the requirement in Rule 14a-8(i)(11) that it be a proposal "previously submitted . . . by another proponent". Nor can Mr. Filiberto's proposal of November 27 be deemed the prior proposal required by the Rule since it will not appear in the Company's proxy statement, it having been withdrawn.

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(11) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Amy L. Goodman, Esq.
Sister Valarie Heinonen
All proponents
Gary Brouse
Laura Berry

Sempra Energy®

Linda M. Cuny-Smith
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel: 619.696.4374
Fax: 619.696.4488
lcunysmith@sempra.com

December 24, 2008

Securities Exchange Act of 1934
Rule 14a-8

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (North Dakota)*

Dear Ladies and Gentlemen:

Sempra Energy (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal dated December 16, 2008 (the "Revised Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 as his nominal proponent (the "Nominal Proponent").

The Company received a stockholder proposal from the Proponent on November 26, 2008 (the "Original Proposal"). In response to the Company's notice to the Proponent that the Original Proposal exceeded the one-proposal standard under Rule 14a-8(c), the Proponent submitted the Revised Proposal, a revised version of the Original Proposal. A copy of the Original Proposal, the Revised Proposal and related correspondence with the Proponent is attached to this letter as <u>Exhibit A</u>. Pursuant to Rule 14a-8(j), we have:

- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") via email no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

THE PROPOSAL

On November 26, 2008, the Proponent submitted the Original Proposal. The Original Proposal states:

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North

Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

The Company determined that the Original Proposal consisted of more than one proposal, contrary to the one-proposal limitation under Rule 14a-8(c). Thus, the Company sent a notice of deficiency to the Proponent, acting as proxy for the Nominal Proponent, via Federal Express on December 2, 2008 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Original Proposal. *See* Exhibit B. Federal Express records confirm that the Proponent received the Deficiency Notice on December 3, 2008. *See* Exhibit C. The Company also sent a copy of the Deficiency Notice to the Nominal Proponent. In the Deficiency Notice, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies, including that he was limited to the submission of one shareholder proposal for consideration at the 2009 Annual Meeting of Shareholders pursuant to Rule 14a-8(c). The Deficiency Notice also included a copy of Rule 14a-8.

On December 16, 2008, the Proponent submitted the Revised Proposal. The Revised Proposal states:

> Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

BASES FOR EXCLUSION

In this letter, we set forth the basis for our view that the Revised Proposal of itself may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(c) because it constitutes multiple proposals. Alternatively, if the Staff does not concur that the Revised Proposal is excludable under Rule 14a-8(c), we believe that the Revised Proposal may be excluded under Rule 14a-8(i)(11), because its subject substantially duplicates another proposal submitted to the Company titled "Shareholder Say on Executive Pay" (the "Say on Pay Proposal").

In addition to the foregoing grounds for exclusion of the Revised Proposal, we believe that separate and distinct bases exist for exclusion of the Revised Proposal and the Say on Pay Proposal, in that they were both submitted to the Company by the Proponent, who is not a shareholder of the Company and who did not limit his submissions to a single proposal after being informed of the requirements of Rule 14a-8, and therefore are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(c). Accordingly, we have submitted concurrently herewith a separate no-action request setting forth the additional bases upon which the Revised Proposal and the Say on Pay Proposal are excludable.

ANALYSIS

I. The Revised Proposal May Be Excluded under Rule 14a-8(c) Because It Violates the One-Proposal Limitation.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." In adopting the predecessor to Rule 14a-8(c) (Rule 14a-8(a)(4)), the Commission noted its awareness of the "possibility that some proponents may attempt to evade the new limitations through various maneuvers . . . ." Exchange Act Release No. 12999 (Nov. 22, 1976). The Commission went on to note that "such tactics" would result in "the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy materials of the proposals at issue." *Id.*

The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions but also to proponents who submit multiple proposals as elements of a single submission. No-action letter precedent indicates that the test for whether a single submission constitutes more than one proposal is whether the elements are "closely related and essential to a single well-defined unifying concept." *See General Motors Corp.* (avail. Apr. 9, 2007) (concurring with the exclusion under 14a-8(c) of a single submission when the company argued that the proposal included several distinct steps to restructure the company). Thus, in circumstances similar to the instant case, the Staff has concurred that proposals are excludable under Rule 14a-8(c) when the multiple components are separate and distinct, even when those components are phrased in a manner that is designed to appear as a single proposal. *See, e.g., AmerInst Insurance Group, Ltd.* (avail. Apr. 3, 2007) (concurring in the exclusion of a single submission which sought to remove a subsidiary's voting rights, to control lines of business, to sell particular assts, and to replace specified income); *American Electric Power Company, Inc.* (avail. Jan. 2, 2001) (granting relief under 14a-8(c) where the proposal related to term limits, the location and frequency of board meetings, and board compensation); *Pacific Enterprises* (avail. Feb. 19, 1998) (discussed *infra).*

A. The Revised Proposal Involves Multiple Proposals in that It Requires Both Reincorporation and Election to be Governed under the North Dakota Act.

As in the precedent cited above, the Revised Proposal involves multiple proposals. The Revised Proposal continues to request both (i) that the Company reincorporate in North Dakota *and* (ii) that it elect to be governed by the North Dakota Publicly Traded Corporations Act (the "North Dakota Act"). These are separate and distinct issues, a fact that was clearly reflected in the Original Proposal. While the Proponent has rephrased the Revised Proposal to collapse these two requests, it does not change the fact that two distinct issues are being addressed. The text of the North Dakota Act evidences that it was the intent of the North Dakota legislature to separate these steps so that a company could elect to incorporate in North Dakota without subjecting itself to the North Dakota Act, and instead be subject to the North Dakota Business Corporations Act. *See* NORTH DAKOTA CORPORATE GOVERNANCE COUNCIL, EXPLANATION OF THE NORTH DAKOTA PUBLICLY TRADED CORPORATIONS ACT 2 (2007) ("The requirement that a corporation include a provision in its articles electing to be subject to [the North Dakota Act] makes [the North Dakota Act] an optional choice that must be affirmatively elected by a corporation."). Specifically, the North Dakota Act states that only a "publicly traded corporation" is subject to its provisions. N.D. CENT. CODE § 10-35-03 (2008). Further, the definition of "publicly traded corporation" requires a company to both incorporate itself in North Dakota *and* to elect to include a provision in its articles of incorporation affirmatively subjecting the company to the North Dakota Act. § 10-35-02.

Moreover, the distinct elements in the Revised Proposal are not "essential to a single well-defined concept." One aspect of the Revised Proposal, requesting that the Company reincorporate, requires the Company and its shareholders to examine the laws of two jurisdictions, California and North Dakota, and to compare a variety of issues, such as the impact of state tax laws, the effect of reincorporation on outstanding contracts and licenses, the current benefits received by the Company from being incorporated under the laws of the state where it is headquartered, and the cost to reincorporate. The second aspect of the Revised Proposal requests that the Company elect to be governed by the North Dakota Act, and thus would require the Company and its shareholders to examine and compare the provisions of the North Dakota Act and the North Dakota Business Corporations Act, so as to assess the implications of electing to be subject to the North Dakota Act. The supporting statement to the Revised Proposal itself tellingly refers to being subject to the North Dakota Act as an "additional" benefit beyond any benefit that would accrue from implementing the first element of the proposal by simply reincorporating in North Dakota.

The second element of the Revised Proposal thus implicates two statutory regimes within a single jurisdiction and requires the Company and its shareholders to consider different issues from the first element of the proposal, such as majority voting in director elections, board classification, separation of executive and chairperson roles, and supermajority voting provisions. Moreover, these two aspects of the Revised Proposal are not inextricably intertwined: a publicly traded corporation could elect to reincorporate to North Dakota without electing to be subject to the North Dakota Act (and in fact, neither of the two publicly traded corporations currently incorporated in North Dakota have elected to be subject to the North Dakota Act), and a California corporation could implement governance provisions comparable to those that apply under the North Dakota Act, without reincorporating to North Dakota and electing to be governed by the North Dakota Act. Thus, the fact that these two proposals require very different considerations by the shareholders indicates that they are separate and distinct.

The Proponent's actions provide further evidence that the Revised Proposal actually consists of multiple proposals in violation of Rule 14a-8(c). Specifically, the Original Proposal separates the two proposals by requesting that the Company reincorporate in North Dakota "and" that it elect to be governed by the North Dakota Act. By submitting the Revised Proposal, the Proponent appears to have recognized that this was, in fact, two distinct requests. In doing so, the Proponent attempted to collapse the two proposals by requesting that the Company "reincorporate [in] North Dakota with articles of incorporation that provide that the Company is subject to the [North Dakota Act]." However, even with his implicit recognition that the Original Proposal contained multiple proposals, the Proponent failed to cure the problem. Simply removing the "and" does not change the analysis. In substance, both the Original Proposal and the Revised Proposal address the same two separate issues: reincorporation in North Dakota and an affirmative election to be subject to the North Dakota Act.

B. The Revised Proposal Involves Multiple Proposals in that It Requires Implementation of Disparate Corporate Governance Changes.

The Revised Proposal also involves multiple elements not essential to a single well-defined concept through its attempt to implement a variety of disparate actions, in a manner similar to that involved in *Pacific Enterprises* (avail. Feb. 19, 1998). In *Pacific Enterprises*, the Proponent submitted a proposal asking the company to adopt Section III of the Council of Institutional Investors Shareholder Bill of Rights (the "CII Bill of Rights"). Pacific Enterprises, now a wholly owned subsidiary of the Company, notified the Proponent that the submission involved multiple proposals but the Proponent did not revise the proposal to limit it to a single matter. Pacific Enterprises requested that the Staff concur with its view that the proposal could be excluded under the predecessor to Rule 14a-8(c). Specifically, Pacific Enterprises pointed out that adoption of the CII Bill of Rights would have the effect of subjecting to a shareholder vote at least six different types of corporate actions, involving disparate topics such as share repurchases, certain executive compensation decisions, actions involving "poison pills," shareholder meeting/consent procedures and director nominations, elections and terms of office. Thus, while the proposal was phrased as a vote on a single action, Pacific Enterprises argued that the proposal failed to constitute the closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal. Agreeing that the proposal related to "a variety of corporate transactions," the Staff concurred in exclusion of the proposal.

Just as the proposal on whether to elect to implement the CII Bill of Rights considered in *Pacific Enterprises* did not constitute one proposal because of its wide-ranging implications, the Revised Proposal likewise is another attempt by the Proponent to present a purportedly single proposal as a means to implement a variety of corporate governance changes. This fact is clear through the supporting statement to the Revised Proposal, which references a few of the mandatory governance provisions that apply under the North Dakota Act:

> If Sempra were subject to the North Dakota act [sic] there would be <u>additional</u> benefits:
> - There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
> - Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
> - The board of directors could not be classified.
> - The ability of the board to adopt a poison pill would be limited.
> - Shareowners would vote each year on executive pay practices.

In fact, the Proponent has acknowledged that electing to be governed by the North Dakota Act simply is an expedient means of addressing a number of corporate governance issues. The Proponent has been quoted as stating, "If a company moved to North Dakota, it could cure five items of corporate governance at once." *More Rights for Shareholders in North Dakota*, The Icahn Report, www.icahnreport.com/report/2008/12/more-rights-for.html (Dec. 17, 2008). Thus, because the Revised Proposal affects "a variety of corporate transactions," it violates the one-proposal limitation in Rule 14a-8(c).

Thus, just as in *Pacific Enterprises*, the Proponent has attempted to circumvent the single-proposal rule by introducing a proposal that is drafted to appear as a single proposal but that implicates disparate topics such as executive compensation decisions, actions involving "poison pills," shareholder meeting procedures and director nominations, elections and terms of office.

In this respect, the Revised Proposal is unlike the proposals challenged in *Convergys Corp.* (avail. Dec. 29, 2006). In *Convergys*, a shareholder originally submitted a proposal requesting that the company "take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a majority vote standard for the election of directors" (at the time, majority voting in the election of directors was not permissible under Ohio corporate law). In response to a deficiency notice asserting that the proposal constituted more than one proposal, the shareholder revised the proposal to request that the company "take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware." The company argued that even though the proposal had been revised to address only reincorporation from Ohio into Delaware, the proposal continued to violate the one-proposal rule because the shareholder's supporting statement made it clear that the objective of the was to place the company in a position where it would be able to take actions to implement a majority vote standard in the election of directors. There, the Staff was unable to concur that the proposal itself addressed two topics. In *Convergys*, the resolution in the revised proposal had been limited to a single issue – reincorporation – and implementation of that aspect of the proposal did not automatically result in the adoption of majority voting. Here, in contrast, the Revised Proposal explicitly continues to address two separate elections; that the Company *both* reincorporate to North Dakota and that it elect to be governed by the North Dakota Act so as to make the Company subject to numerous "additional" mandatory governance provisions. As described above, the fact that the multiple proposals have been linguistically merged does not change the fact that North Dakota law requires two affirmative decisions. Thus, the Revised Proposal continues to violate the one-proposal limitation in Rule 14a-8(c).

For these reasons, the Company believes that the Revised Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(c) because the Proponent has exceeded the one-proposal limitation.

II. The Revised Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal.

On November 26, 2008, the Company received by facsimile from the Proponent both a proposal titled "Shareholder Say on Executive Pay" purportedly submitted in the name of Chris Rossi (the "Say on Pay Proposal") (facsimile time stamped at 20:07) and the Original Proposal (facsimile time stamped at 21:09). The Company received the Revised Proposal on December 16, 2008. The Say on Pay Proposal, a copy of which is attached as Exhibit D, reads:

> RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not

the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

The Original Proposal and the Revised Proposal both request, among other things, that the Company elect to be governed by the North Dakota Act. One section of the North Dakota Act provides:

Section 1, 10-35-12. Regular meeting of shareholders.
5. The committee of the board of a publicly traded corporation that has authority to set the compensation of executive officers must report to the shareholders at each regular meeting of shareholders on the compensation of the corporation's executive officers. The shareholders that are entitled to vote for the election of directors shall also be entitled to vote on an advisory basis on whether they accept the report of the committee.

Thus, implementation of either the Revised Proposal or the Say on Pay Proposal would result in shareholders having the ability to cast advisory votes on the Company's executive compensation disclosures.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received both the Say on Pay Proposal and the Original Proposal after the close of business on the same day. If the Staff does not concur that both proposals are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(c)[1] and does not concur that the Company can exclude the Original Proposal/Revised Proposal pursuant to Rule 14a-8(c) because it of itself constitutes multiple proposals (as discussed in Section I of this letter, above), then the Company would expect to include the Say on Pay Proposal in its

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1 The Company believes that separate and distinct bases exist for exclusion of the Revised Proposal and the Say on Pay Proposal, in that they were both submitted to the Company by the Proponent, who is not a shareholder of the Company and who did not limit his submissions to a single proposal after being informed of the requirements of Rule 14a-8, and therefore are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(c). Accordingly, we have submitted concurrently herewith a separate no-action request setting forth the additional bases upon which the Revised Proposal and the Say on Pay Proposal are excludable.

2009 Proxy Materials, and therefore requests that the Staff concur that the Revised Proposal may be omitted as substantially duplicative of the Say on Pay Proposal.[2]

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Revised Proposal and the Say on Pay Proposal have the same principal thrust and focus because both seek to give shareholders an advisory vote on executive compensation. The supporting statement for the Revised Proposal specifically states that implementation of it means that "Shareholders would vote each year on executive pay practices."

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *PepsiCo* (Jan. 31, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(11) a shareholder proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that shareholders vote upon, with one requesting an advisory vote on the compensation committee's report on executive compensation and policies and practices as disclosed in the Compensation Discussion and Analysis, and the other requesting an advisory vote on the Compensation Discussion and Analysis. Similarly, here, the Say on Pay Proposal requests a vote on the executives' reported compensation but not the Compensation Discussion and Analysis, while implementation of the Revised Proposal would provide shareholders with an advisory vote on a board compensation committee report as required under the North Dakota Act. Likewise, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

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2 It should be noted that the Company believes that, when two substantially duplicate proposals are submitted on the same day, particularly in the current case when both were received after the close of business, the Company can choose which to include or exclude, as Rule 14a-8 generally is phrased in terms of measuring days. The Company requests that the Staff confirm this view and that, by implication, the Company can select which of the duplicate proposals to include in its 2009 Proxy Materials since they were both submitted on the same day.

The fact that the Revised Proposal also addresses other topics not related to executive compensation, as discussed above, does not alter this analysis, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal.[3] For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that the a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company to implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design. The instant proposals have the same effect; both would result in a shareholder advisory vote on executive compensation.

A primary rationale behind the "principal thrust/principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine the shareholders' will. If the Company were to include both the Revised Proposal and the Say on Pay Proposal in its 2009 Proxy Materials, this would create confusion for shareholders because both proposals ask them to vote on the same subject matter—whether to implement an advisory vote on executive compensation. This is especially true because the Say on Pay Proposal specifically requests an advisory vote on executive compensation, while the Revised Proposal would have the company implement both an advisory vote on executive compensation and many other corporate governance provisions. If both proposals were approved by shareholders, the Company could face alternative obligations in order to comply with the terms of each proposal—an advisory vote on a state-law-mandated report on the compensation of the Company's executive officers and an advisory vote on executive compensation that specifically excludes the description of executive compensation set forth in the Compensation Discussion and Analysis. The Company would have difficulty determining which advisory vote the shareholders preferred and would be unable to implement both proposals fully.

Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Revised Proposal may be excluded as substantially duplicative of the Say on Pay Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Revised Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

---

3 Of course, it is unusual for a proposal to address such widely disparate topics as the Revised Proposal does, as such proposals are excludable under Rule 14a-8(i)(c) for the reasons discussed earlier in this letter.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Revised Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions, please do not hesitate to call me at (619) 696-4374, or our counsel, Ronald O. Mueller at Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

/s/ Linda M. Cuny-Smith
Linda M. Cuny-Smith
Senior Counsel, Corporate Law

Enclosures

cc: John Chevedden (via email)
Ray T. Chevedden and Veronica G. Chevedden Residual Trust FISMA & OMB Memorandum M-07-16 (via Federal Express)
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP (via hand delivery)

EXHIBIT A

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden ***FISMA & OMB Memorandum M-07-16***
Shareholder

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance.

- Our directors had 13 seats on boards rated "D" by The Corporate Library:
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

MODIFIED DEC 16, 2008

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***) at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust ***FISMA & OMB Memorandum M-07-16***
Shareholder

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008, Modified December 16, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of Ray T. Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance:

- Our directors had 13 seats on boards rated "D" by The Corporate Library.
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Linda M. Cuny-Smith
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel 619.696.4374
Fax 619.696.4488
lcunysmith@sempra.com

Sempra Energy®

December 2, 2008

VIA FEDERAL EXPRESS

Mr. Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Residual Trust ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Messrs. Ray and John Chevedden:

We acknowledge receipt of your letter submitting shareholder proposals that, we assume, you intend to be included in the proxy materials for our 2009 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule.

The purpose of this letter is to call your attention to an eligibility and/or procedural defect concerning your proposals that, if not properly and timely corrected, would permit us to exclude them from our proxy materials.

The Shareholder Proposal Rule limits the number of proposals that you may submit for any particular meeting of shareholders to one (1) proposal rather than the multiple proposals set forth in your letter. *Consequently, if you do not reduce the number of your proposals to one (1) proposal in a written response to this letter that is postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this letter, we will be permitted to exclude your proposals from our proxy materials.*

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 3 setting forth the one shareholder proposal limitation and Question 6 setting froth the procedures you must follow in response to this letter.

Mr. Ray T. Chevedden
Mr. John Chevedden
December 2, 2008
Page 2

Also, we want to call your attention to Question 9 of the Shareholder Proposal Rule, which we have also highlighted, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements and the one proposal limitation of the rule) upon which a company may exclude a shareholder proposal from its proxy statement. We believe that one or more of these exclusions may be applicable to each of your proposals.

Lastly, we note that your letter was addressed to Mr. Donald E. Flelsinger, Chairman, rather than, as directed in our proxy statement, to our Corporate Secretary. To avoid undue delays in receiving your response to this letter and other communications regarding your proposals, please address all such communications to the attention of Mr. Randall Clark, our Corporate Secretary.

Very truly yours,

Linda M. Cuny-Smith

Enclosures
cc: Randall Clark, Corporate Secretary

EXHIBIT D

Chris Rossi

FISMA & OMB Memorandum M-07-16

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,
Chris Rossi 10/06/08

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Chris Rossi

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. Shareholders filed close to 100 "Say on Pay" resolutions in 2008. Votes averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support.

To date eight companies agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

This proposal is particularly relevant to Sempra because Donald Felsinger, our CEO participated in three pension plans that totaled $16 million. Additionally Mr. Felsinger's severance provisions provided for $47 million in the event of a change in control regardless of whether he keeps his job or not. Source: The Corporate Library www.thecorporatelibrary.com, an independent research firm.

A *Los Angeles Times* article was titled, "Sempra CEO's pay in fine print: The firm's disclosures on compensation lack clarity despite new rules to boost transparency," March 16, 2007.

The Council of Institutional Investors endorsed Advisory Votes and a bill to allow annual Advisory Votes passed the House of Representatives by a 2-to-1 margin. As presidential candidates, Senators Obama and McCain supported the Advisory Vote.

The merits of this Shareholder Say on Executive Pay proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Our directors had 13 seats on boards rated "D" by The Corporate Library:

William Ouchi	AECOM Technology (ACM)
William Rutledge	AECOM Technology (ACM)
Richard Newman	AECOM Technology (ACM)
William Ouchi	FirstFed Financial (FED)
William Rutledge	FirstFed Financial (FED)
William Jones	Southwest Water (SWWC)
Richard Newman	Southwest Water (SWWC)
James Brocksmith	AAR (AIR)
Carlos Sacristan	Southern Copper (PCU)
William Rutledge	CPI International (CPII)
William Rusnack	Flowserve (FLS)
William Rusnack	Peabody Energy (BTU)
Donald Felsinger	Northrop Grumman (NOC)

• Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
• We had no shareholder right to:
An independent Board Chairman.
An independent Lead Director.
Cumulative voting.
To act by written consent.

The above concerns shows there is need for improvement. I urge our board to respond positively to this proposal:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.